Contact

www.linkedin.com/in/michael-traylor-2b9a858 (LinkedIn)
www.ggl.com (Company)
www.youtube.com/watch (Other)
www.youtube.com/watch (Other)

Top Skills

Consumer Law
Digital Media
Strategy

Michael Traylor

Associate General Counsel: VR Monetization at Meta
Los Angeles, California, United States

Summary

Experienced Digital Entertainment & Media executive and attorney with a long history of building, scaling and revitalizing businesses by embracing cutting-edge technology and forward-thinking. An excellent partner who thrives on rainmaking, game-changing and deal-closing in the modern digital entertainment and media business. Demonstrated success in modernizing business models and fostering strategic partnerships which are built to drive businesses into the next phases of success.

Experience

Meta
2 years 11 months

Associate General Counsel - Reality Labs Monetization
July 2023 - Present (6 months)
Menlo Park, California, United States

Virtual Reality, Alternative Reality, Mixed/Meta Reality and Advanced Digital Media for Entertainment, Community-Building and the metaverse

Associate General Counsel - AR/VR
February 2021 - July 2023 (2 years 6 months)

Traylor Law Office, PC
Advisor
February 2021 - Present (2 years 11 months)
Los Angeles, California, United States

MonadMusic and Brand Fan Engagement
Board Advisor
July 2019 - Present (4 years 6 months)
Greater Los Angeles Area

Music Discovery and Social CRM Platform with industry-leading engagement tools.

Traylor Law Office

Chief Legal Officer and Special Counsel

February 2010 - February 2021 (11 years 1 month)

Los Angeles, CA.

Private Attorney and Special Counsel / Consultant for a wide variety of entertainment, media, high-profile and civil rights matters requiring high-level expertise and discretion. Our services include a wide array of transactional, consultancy, litigation, litigation management, expert witnessing and related service in various legal arenas.

Panoplia Digital Media

President

January 2017 - June 2019 (2 years 6 months)

Greater Los Angeles Area

Panoplia is a full-service digital media and entertainment consultancy with over 30 years of experience ranging from digital publishing, virtual reality, traditional entertainment media and business development and strategy.

Bidtellect

SVP Business Affairs and Corporate Development

March 2014 - January 2017 (2 years 11 months)

Los Angeles, CA.

Launched in 2013 and led by a group of the digital media industry's most successful ad tech pioneers, Bidtellect® is a global leader in Native Advertising providing a real-time-bidding platform and exchange which connects advertisers with rich and unique Native Advertising inventory. As a technologies and solutions provider, Bidtellect offers advertisers, agencies and media companies sophisticated technology built from the ground up to accommodate the unique challenges associated with delivery of Native Ads, in a programmatic fashion, across all devices and in all formats. Bidtellect's proprietary state of the art technology – the most advanced in the industry today – combined with its Native Intelligence® approach, allows users of Bidtellect's exchange to implement effective Native campaigns at scale with maximum optimization and ROI.

GGL- The #1 Social-Networking Site and Competition Platform for Gamers

Chief Business Development Officer & Head of Digital Media

September 2006 - January 2010 (3 years 5 months)

GGL offers consumers and publishers a top-level social networking platform that is not only specifically designed for videogame consumers; but integrates thousands of the most popular videogame titles across all genres (First Person Shooter, Sports, MMO, Strategy, etc.) and across all platforms (Microsoft Xbox, Sony PlayStation & PSP, Nintendo Wii, PC & Mac) as well as a wide variety of browser-based, downloadable and mobile games. Accordingly gamers can organize their entire gaming life within a specialized social network and enjoy an experience which combines the connectivity of FaceBook, the community-building and competitive environment of Fantasy Sports and the customization, access and manageability of iTunes. GGL accomplishes this by providing three distinct services: (1) a global community/ social-networking platform for gamers which provides gamers with the ability to meet, interact, invite friends and join forces; (2) a fully integrated competition platform which allows gamers to enter into existing competitions, create their own competitions and experience a fantasy sports-style experience; and (3) providing a set of features and tools which allow gamers to aggregate, track, compare and share their scores, game data, accomplishments and game performance across thousands of titles on all platforms. GGL's refined approach to enhancing the video gaming experience while attracting the world's video gamers has proven itself over the last 12 months with our best metrics to date. The Company has over 2.7 million registered members and reaches over 30 million gamers.

Professional Interactive Entertainment d/b/a "GGL Global Gaming"
Chief Business Development Officer
September 2006 - January 2010 (3 years 5 months)
Los Angeles, CA.

Special Counsel and Board Advisor to Professional Interactive Entertainment, Inc.

Law Office of Michael S. Traylor
Entertainment, Media and Sports Attorney
October 2001 - September 2006 (5 years)
Los Angeles, CA

Hollywood Records / Walt Disney Corp
SVP / General Manager
September 1998 - September 2001 (3 years 1 month)

Law Office of Michael S. Traylor

Entertainment, Media & Sports Attorney
May 1991 - September 1998 (7 years 5 months)

Anthill Enterprises, Inc.
Co-Owner & President
1988 - 1998 (10 years)

Full-service entertainment media company.

Education

Loyola Law School (Los Angeles)
JD, Entertainment & Media · (1984 - 1987)

University of Michigan
BA, English · (1980 - 1984)